

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 16, 2006

Mr. James Murphy
Chairman, Chief Executive Officer, and Principal Financial Officer
Datameg Corporation
9 West Broadway, Suite #214
Boston, MA 02127

> **Re:** **Datameg Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended June 30, 2006**
> **File No. 333-128060**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statement of Stockholders Equity (Deficit)

1. We note that on January 11, 2005 you issued stock for services at "fair value" to Hester/Omni Solutions at $0.18 and $0.07 per share. Tell us why fair value would be different on the same day. Tell us how you determined the fair value. Also explain all other "fair value" issuances that occurred within the same time period with different prices per share.

2. We note that on March 31, 2005 your recorded a transaction described as temporary adjustment to convertible notes for funds received in the second quarter. You later reverse part of this entry on June 30, 2005. Please explain this transaction showing all your journal entries.

Note C. Inventory

3. We note that your inventory balance as of December 31, 2005 and June 30, 2006 is $159,788 and $152,478, while your sales revenue for the fiscal year ended December 31, 2005 and fiscal quarters ended June 30, 2006 is only $45,502 and $26,039, respectively. Tell us why you believe this inventory is not impaired.

F. Convertible Notes

4. We refer to your statement that notes automatically converted to shares on the respective conversion dates reducing the convertible promissory note balance to a net of $13,660 at December 31, 2004 and increasing the "liability to issue stock" by $1,042,245. Tell us why you did not issue the stock immediately upon conversion.

K. Other Liabilities

5. We note that in March 2005 you entered into two agreements to reduce current and pending claims regarding judgments and litigation and to pay $45,000 to Hickey Hill Partners, LLC and $55,000 to Miami Associates Investors, LLC. However the reduced settlement was not paid. As of December 31, 2005 you have a balance of $27,470 and $29,000 remaining on your financial statements for Hickey Hill Partners, LLC and Miami Associates Investors, LLC, respectively. Tell us why the balances remaining on the balance sheet do not include the amounts in your footnote disclosure.

N. Commitments and Contingencies

6.   We refer to your statement that as of December 31, 2005 the Company was in
        default and penalties were due. However no penalties were recorded in the
        financial statements for the default. Tell us, citing accounting literature used,
        why you did not record penalties as December 31, 2005. Tell us the amount of
        the penalties that should have been recorded as of December 31, 2005. Provide
        us with the new agreement executed in the first quarter of 2006 that subsequently
        resolved the contract terms without payment of any penalties.

Note O. Stock Subscription Receivable

7.   Since you received notice on April 14, 2004 notifying you that the investors
        intend not to invest further in the Company, please remove $420,000 in stock
        subscription receivables from your financial statements or tell us why you believe
        $420,000 in stock subscription receivables are valid.

Form 10-QSB for the fiscal quarter ended March 31, 2006

Item 5. Other Information

8.   We note per footnote (1) that on 7/22/2005 you re-issued an option agreement
        dated 6/1/05 changing the strike price per share from $0.10 to $0.05. Tell us how
        you accounted for this transaction. Refer to your basis in accounting literature.

Form 10-QSB for the fiscal quarters ended June 30, 2006

K. Commitments and Contingencies
Commitments:

9.   Tell us how you accounted for the reduction in stock options and stock option
        exercise price on your April 20, 2006 transactions. Refer to your basis in
        accounting literature.

Contingencies:

10.   We note that in some of your standard Stock Purchase Agreements, you granted
        purchasers stock registration rights including 2% monthly penalty for delayed
        registration. As of June 30, 2006 you have not met some of the registration
        requirements. Your legal counsel has advised you that the penalty is against
        public policy and is not payable or enforceable. In this regard please tell us why
        legal counsel has advised you that the penalty is not payable or enforceable.

11.   Tell us whether the warrants you issued were also subject to registration rights
        including a 2% monthly penalty for delayed registration. For any registration
        rights agreements, such as stock purchase agreements and warrants, we note the
        EITF recently deliberated the impact of these liquidated damages clauses and the
        effect on the accounting and classification of instruments subject to the scope of
        EITF 00-19 in EITF 05-4 *The Effect of a Liquidated Damages Clause on a
        Freestanding Financial Instrument Subject to Issue No. 00-19.* The EITF has not
        reached a consensus on this issue and has deferred deliberation until the FASB
        addresses certain questions which could impact a conclusion on this issue.
        However, in the meantime, please tell us how considered the guidance in EITF
        05-4 and the different views on this issue as outlined in Issue Summary No. 1 to
        EITF 05-4 in analyzing the registration rights. As a result, we note the accounting
        and classification of these freestanding instruments may also be impacted
        depending on your view as to the appropriate accounting for the instruments
        under EITF 00-19 and your consideration of EITF 05-4. Please advise.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detail letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Sharon Virga, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director